Filed pursuant to Rule 424(b)(3)

File No. 333-117486

345,733 Shares

CARDIODYNAMICS INTERNATIONAL CORPORATION

Common Stock

The selling stockholders identified in this prospectus are selling 345,733 shares of our common stock. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

Our common stock is traded on the Nasdaq National Market under the symbol “CDIC.” On July 16, 2004, the last reported sale price of our common stock was $4.34 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 3.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated July 27, 2004

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

When used in this prospectus, the terms “CardioDynamics,” “the Company,” “we,” “our” and “us” refer to CardioDynamics International Corporation and its consolidated subsidiaries, unless otherwise specified.

PROSPECTUS SUMMARY

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or SEC, on behalf of several selling shareholders. Upon effectiveness of this registration statement, the selling shareholders may sell up to 345,733 shares of our common stock from time to time and in one or more offerings. Before purchasing any securities, you should carefully read this prospectus, together with the additional information described under the heading, “Where You Can Find More Information.”

We are an innovator and market leader of a breakthrough technology called Impedance Cardiography, or ICG. We develop, manufacture and market noninvasive cardiac monitoring technologies and electrocardiogram, or ECG, electrodes through our Vermed division. Our BioZ ICG Systems obtain patient data in a safe, efficient and cost-effective manner not previously available in a physician’s office and many hospital settings. Just as electrocardiography noninvasively measures the heart’s electrical characteristics, ICG makes it possible to noninvasively measure the heart’s mechanical characteristics by monitoring the heart’s ability to deliver blood to the body and the amount of fluid in the chest. Our ICG products measure 12 hemodynamic parameters, the most significant of which is cardiac output, or the amount of blood pumped by the heart each minute. Our principal executive offices are located at 6175 Nancy Ridge Drive San Diego, California 92121, and our telephone number is (858) 535-0202.

RISK FACTORS

In addition to the other information contained in this prospectus, you should consider the following risk factors which could affect our business, financial condition and results of operation. The risks and uncertainties described below are not the only risks facing us and additional risks and uncertainties may also harm our business.

We depend upon on our BioZ product line, the market acceptance of which is in its early stages.

Our future is dependent upon the success of the BioZ product line and similar products that are based on the same core technology. The market for these products is in a relatively early stage of development and may never fully develop as we expect. The long-term commercial success of the BioZ product line requires widespread acceptance of our products as safe, efficient and cost-effective. Widespread acceptance would represent a significant change in medical practice patterns. In the past, some medical professionals have hesitated to use ICG products because of limitations experienced with older, analog-based monitors. Invasive procedures, such as pulmonary artery catheterization, are generally accepted in the medical community and have a long history of use.

We have sponsored and will continue to sponsor or support clinical trials. We cannot be certain that clinical trials will be completed, that they will have a positive outcome or that a positive outcome in these trials will be sufficient to promote widespread acceptance of our products within the medical community.

Our success depends in part upon the availability of adequate third-party reimbursement.

Our success will depend in part on the availability of adequate reimbursement from third-party healthcare payors, such as Medicare, private health insurers and managed care organizations. Third-party payors increasingly are challenging the pricing of medical products and services. Third-party payors may not cover all or a portion of the cost of our products and related services, or they may place significant restrictions on the circumstances in which coverage will be available. In addition, reimbursement may not be at or remain at price levels adequate to allow medical professionals to realize an appropriate return on the purchase of our products.

If we are required to account for stock options under our employee stock plans as a compensation expense, our net income and earnings per share would be significantly reduced.

We record compensation expense only in conjunction with option grants to non-employees. For employee option grants, we calculate compensation expense and disclose the impact on net income (loss) and net income (loss) per share in a footnote to our financial statements. Present accounting pronouncements will require us, upon effectiveness, to record compensation expense for employee stock option grants in our statement of operations.

Technological change is difficult to predict and to manage.

Our product line has required, and any future products will require, substantial development efforts and compliance with governmental clearance or approval requirements. We may encounter unforeseen technological or scientific problems that force abandonment or substantial change in the development of a specific product or process.

We must maintain and develop strategic relationships with third parties to increase market penetration of our product lines.

We distribute our products to targeted international markets through our strategic alliance with GE Medical Systems Information Technologies, or GEMS-IT, and a network of regional distributors. We intend to enter into similar agreements with other companies and to establish technology partnerships with pacemaker and other medical product and technology companies. Widespread acceptance of our BioZ products is largely dependent on our establishing and maintaining these strategic relationships with third parties and on the successful distribution efforts of third parties.

Many aspects of our relationships with third parties, and the success with which third parties promote distribution of our products, are beyond our control. We may be unsuccessful in maintaining our existing strategic relationships and in identifying and entering into future development and distribution agreements with third parties.

We depend on management and other key personnel.

We are dependent on a limited number of key management and technical personnel. The loss of one or more of our key employees may hurt our business if we are unable to identify other individuals to provide us with similar services. We do not maintain “key person” insurance on any of our employees. In addition, our success depends upon our ability to attract and retain additional highly qualified sales, management, manufacturing and research and development personnel. We face intense competition in our recruiting activities and may not be able to attract or retain qualified personnel.

We depend on third parties for development and manufacturing services.

Our strategy for development and commercialization of some of our products depends upon entering into various arrangements with third parties and upon the subsequent success of these parties in performing their obligations. We may not be able to negotiate acceptable arrangements in the future, and our existing arrangements may not be successful. We rely on contracted engineering services, particularly from Rivertek Medical Systems, Inc. Also, we currently assemble our products from components manufactured by a limited number of manufacturers. Therefore, we are dependent on component and subassembly manufacturers. If we experience a termination, modification or disruption of any of our development or manufacturing arrangements, we may be unable to deliver products to our customers on a timely basis, which may lead to customer dissatisfaction and damage to our reputation.

We may not have adequate intellectual property protection.

Our patents and proprietary technology may not be sufficient to protect our intellectual property rights. In addition, in the future, our products may be found to infringe the rights of others. From time to time, we have received communications from third parties asserting that features of some of our products may infringe the intellectual property rights of others. Any claims resulting in intellectual property litigation, whether defensive or offensive, would have no certain outcome and would be costly and time consuming. In addition, if our products were found to infringe the intellectual property rights of others, we may be required to pay damages to such parties and/or to obtain licenses from such parties, either of which could be costly and could harm our business.

The validity and breadth of claims in medical technology patents involve complex legal and factual questions. Future patent applications may not be issued, the scope of any patent protection may not exclude competitors, and our patents may not provide competitive advantages to us. Our patents may be found to be invalid and other companies may claim rights in or ownership of the patents and other proprietary rights held or licensed by us. Also, our existing patents may not cover products that we develop in the future. Moreover, when our patents expire, the inventions will enter the public domain.

Since patent applications in the United States are maintained in secrecy until patents are issued, our patent applications may infringe patents that may be issued to others. If our products were found to infringe patents held by competitors, we may have to modify our products to avoid infringement, and it is possible that our modified products would not be commercially successful.

We are subject to stock exchange and government regulation.

Recent Sarbanes-Oxley legislation and stock exchange regulations have increased disclosure control, financial reporting, corporate governance and internal control requirements that will increase the administrative costs of documenting and auditing internal processes, gathering data, and reporting information. Our inability to comply with the requirements could significantly impact our market valuation.

We face competition from other companies and technologies.

We compete with other companies that are developing and marketing noninvasive hemodynamic monitors. We are also subject to competition from companies that support invasive technologies. Many of these companies have more established and larger marketing and sales organizations, significantly greater financial and technical resources and a larger installed base of customers than we do. The introduction by others of products embodying new technologies and the emergence of new industry standards may render our products obsolete and unmarketable. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of our products. Accordingly, the life cycles of our products are difficult to estimate. To compete successfully, we must develop and introduce new products that keep pace with technological advancements, respond to evolving consumer requirements and achieve market acceptance. We may be unable to develop new products that address our competition.

Our business plan contemplates an income stream from sales of disposable sensors that are compatible with an installed base of our monitors. We may be subject to price competition from other sensor manufacturers whose products are also compatible with our monitors. To mitigate this we successfully developed proprietary sensor technology that provides enhanced features to our customers and promotes the exclusive use of our proprietary sensors with our equipment. In addition, our current and potential competitors may establish cooperative relationships with large medical equipment companies to gain access to greater research and development or marketing resources. Competition may result in price reductions, reduced gross margins and loss of market share.

We have a history of losses and may experience continued losses.

With the exception of the last two fiscal years, we have experienced losses every year because we have expended more money in the course of researching, developing and enhancing our technology and products and establishing our sales, marketing and administrative organizations than we have generated in revenues. We expect that our operating expenses will continue to increase in the foreseeable future as we increase our sales and marketing activities, expand our operations and continue to develop our technology. It is possible that we will not be able to achieve the revenue levels required to sustain profitability.

We may need additional capital, which may be unavailable.

The commercialization of our current product line, acquisition of complimentary technologies and the development and commercialization of any additional products may require greater expenditures than expected in our current business plan. Our capital requirements will depend on numerous factors, including:

•	our rate of sales growth—fast growth may actually increase our need for additional capital to hire additional staff, purchase additional inventory, and finance the increase in accounts receivable;

•	our progress in marketing—related clinical evaluations and product development programs, all of which will require additional capital;

•	our receipt of, and the time required to obtain, regulatory clearances and approvals—the longer regulatory approval takes, the more working capital we will need to support our regulatory and development efforts in advance of sales;

•	the level of resources that we devote to the development, manufacture and marketing of our products—any decision we make to improve, expand, acquire complimentary technologies or simply change our processes, products or technologies will require increased funds;

•	facilities requirements—as we grow we need additional manufacturing, warehousing and administration facilities and the costs of the facilities will be borne before substantially increased revenue from growth would occur;

•	market acceptance and demand for our products—although growth may increase our capital needs, the lack of growth and continued losses would also increase our need for capital; and

•	customer financing strategies—our attempt to accelerate the purchasing processes by offering internal leasing programs as an alternative to outright purchasing and by providing purchasers with extended payment terms and financing options will consume additional capital.

We may be unable to predict accurately the timing and amount of our capital requirements. We may be required to raise additional funds through public or private financing, bank loans, collaborative relationships or other arrangements earlier than expected. It is possible that banks, venture capitalists and other investors may perceive our capital structure, our history of losses or the need to achieve widespread acceptance of our technology as too great a risk to bear. As a result, additional funding may not be available at attractive terms, or at all. If we cannot obtain additional capital when needed, we may be forced to agree to unattractive financing terms, to change our method of operation or to curtail our operations.

We may not be able to manage growth successfully.

If successful, we will experience a period of growth that could place a significant strain upon our managerial, financial and operational resources. Our infrastructure, procedures, controls and information systems may not be adequate to support our operations and to achieve the rapid execution necessary to successfully market our products. Our future operating results will also depend on our ability to continually upgrade our information systems, expand our direct sales force and our internal sales, marketing and support staff. If we are unable to manage future expansion effectively, our business, results of operations and financial condition will suffer, our senior management will be less effective and our revenues and product development efforts may decrease.

Our quarterly operating results frequently vary due to factors outside our control.

We have experienced and expect to continue to experience fluctuations in quarterly operating results due to a number of factors. We cannot control many of these factors, which include the following:

•	the timing and number of new product introductions;

•	seasonality and the number of selling days in a given quarter;

•	the mix of sales of higher and lower margin products in a quarter;

•	the market acceptance of our products;

•	development and promotional expenses relating to the introduction of new products or enhancements of existing products;

•	product returns or bad debt write-offs;

•	changes in pricing policies by our competitors;

•	the timing of orders from major customers and distributors; and

•	delays in shipment of products, either to us or to our customers.

For these reasons, you should not rely on period-to-period comparisons of our financial results as indications of future results.

We may not continue to receive necessary Food and Drug Administration or other regulatory clearances or approvals.

Our products and activities are subject to extensive, ongoing regulation by the Food and Drug Administration and other governmental authorities. Delays in receipt of, or failure to obtain or maintain,

regulatory clearances and approvals, or any failure to comply with regulatory requirements, could delay or prevent our ability to market or distribute our product line.

We may not receive approvals by foreign regulators that are necessary for international sales.

Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary from country to country. If we or our international distributors fail to obtain or maintain required pre-market approvals or fail to comply with foreign regulations, foreign regulatory authorities may require us to file revised governmental notifications, cease commercial sales of our products in the applicable countries or otherwise cure the problem. Such enforcement action by regulatory authorities may be costly. In order to sell our products within the European community, we must comply with the European community’s medical device directive. The CE marking on our products attests to this compliance. Future regulatory changes may limit our ability to use the CE mark, and any new products we develop may not qualify for the CE mark. If we lose this authorization or fail to obtain authorization on future products, we will not be able to sell our products in the European community.

We do not know the effects of healthcare reform proposals.

The healthcare industry is undergoing fundamental changes resulting from political, economic and regulatory influences. In the United States, comprehensive programs have been suggested that would increase access to healthcare for the uninsured, control the escalation of healthcare expenditures within the economy and use healthcare reimbursement policies to balance the federal budget.

We expect that the U.S. Congress and state legislatures will continue to review and assess various healthcare reform proposals, and public debate of these issues will likely continue. We cannot predict which, if any, of such reform proposals will be adopted and when they might be effective. Other countries also are considering healthcare reform. Significant changes in healthcare systems could have a substantial impact on the manner in which we conduct our business and could require us to revise our strategies.

We are subject to product liability claims and product recalls that may not be covered by insurance.

The nature of our business exposes us to risks of product liability claims and product recalls. Medical devices as complex as ours frequently experience errors or failures, especially when first introduced or when new versions are released. For example, we voluntarily retrieved 43 units of our new BioZICG Monitor’s from purchasers in December 2001 due to performance issues identified in conjunction with early users of this product. All units were replaced and retrofitted to address the performance issues. Our products are sometimes used in procedures where there is a high risk of serious injury or death. These risks will exist even with respect to those products that have received, or may in the future receive, regulatory clearance for commercial sale.

We did not carry product liability insurance during some periods before May 15, 1995. We currently maintain product liability insurance at $9.0 million per occurrence and $10.0 million in the aggregate. Our product liability insurance may not be adequate. In the future, insurance coverage may not be available on commercially reasonable terms, or at all. In addition, product liability claims or product recalls could damage our reputation even if we have adequate insurance coverage.

Our common stock is subject to price volatility.

The market price of our common stock has been and is likely to continue to be highly volatile. Our stock price could be subject to wide fluctuations in response to various factors beyond our control, including:

•	actual or anticipated quarterly variations in operating results;

•	announcements of technological innovations, new products or pricing by our competitors;

•	changes in, or failure to meet, financial estimates of securities analysts;

•	the rate of adoption by physicians of ICG technology in targeted markets;

•	the timing and extent of technological advancements, patent and regulatory approvals;

•	results of clinical studies;

•	the sales of our common stock by affiliates or other shareholders with large holdings; and

•	general economic and market conditions.

Our future operating results may fall below the expectations of securities industry analysts or investors. Any such shortfall could result in a significant decline in the market price of our common stock. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market prices of the stock of many medical device companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may directly influence the market price of our common stock.

We may not be able to execute our acquisition strategy or successfully integrate future acquisitions.

We recently acquired substantially all of the assets of the Vermed division of Vermont Medical, Inc. and 80% of the outstanding shares of capital stock of Medis Medizinische Messtechnik GmbH (“Medis”) and we expect to pursue opportunities to acquire or make investments in other technologies, products and businesses that could enhance our technical capabilities, complement our current products or expand the breadth of our markets or customer base. We have no previous experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products or business operations;

•	unanticipated cost associated with the acquisition, including accounting charges and transaction expenses;

•	problems maintaining uniform standards, procedures, controls and policies;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-today operations, our business may be disrupted, and our operating results may suffer. In addition, if we finance acquisitions by incurring debt or issuing equity, our existing shareholders would be diluted or we would have to generate additional profits to cover the interest expense.

We may be required to issue additional shares of common stock at prices that are below then market value.

The holders of warrants to purchase our common stock could require us to issue additional shares of common stock to them pursuant to anti-dilution rights. These rights would cause us to issue additional common stock upon exercise of their warrants if we sell common stock at a price less than the exercise price of their warrants. If we need to sell common stock at a time when the market price for our shares is depressed, these anti-dilution rights could further depress the market price and impair our ability to raise additional capital. As of May 31, 2004, there were warrants outstanding for the purchase for 2,300,000 shares of our common stock.

Our international sales expose us to unique risks.

In fiscal year 2003, international sales accounted for approximately 5% of our net sales. We believe that international sales will represent a growing portion of our revenue in the future. We rely on regional distributors and GEMS-IT to assist us with our international sales efforts. We are exposed to risks from international sales, which include unexpected changes in regulatory requirements, tariffs and other barriers and restrictions and reduced protection for intellectual property rights. Moreover, fluctuations in the rates of exchange may increase the price in local currencies of our products in foreign markets and make our products relatively more expensive than competitive products.

Terrorist attacks in the United States and the threat of war have affected travel, the stock market, the postal service and the general economy.

In the wake of the terrorist attacks that occurred in the United States on September 11, 2001, stock prices broadly declined from the prices that existed prior to the attacks. In addition to affecting the stock markets, the terrorist attacks may affect the United States and international economies because of the uncertainties that exist as to how the United States will respond in the future and as to whether additional attacks will be carried out against the United States. These uncertainties brought about challenges in travel, mail delivery and contributed to a slowdown in economic activity in the United States and beyond. Limitations on travel by our sales and clinical staff could negatively affect our ability to achieve our revenue goals. Additionally, travel closures or delays could negatively impact deliveries of raw materials from our vendor required to manufacture our products including the disposable sensors and deliver them in a timely way to our customers. Delays in the delivery of mail could inhibit our ability to invoice and collect amounts owed to us.

Recent corporate scandals involving alleged accounting irregularities have resulted in unavailability of or significantly higher premiums for director and officer liability insurance.

As a result of well publicized corporate business failures involving improper acts by executives and accounting irregularities, director and officer liability insurance has become more difficult to obtain and the premiums for such insurance have increased significantly. If we are unable to obtain director and officer liability insurance at rates that are reasonable or at all, we may not be able to retain our current officers and directors or attract qualified directors and officers in the future.

Common stock that is available for immediate resale may depress our market price.

We have filed registration statements with the SEC covering the potential resale by our shareholders of up to 19,500,000 shares of common stock, including the shares being registered hereby, much of which may not have been sold. The existence of a substantial number of shares of common stock subject to immediate resale could depress the market price for our common stock and impair our ability to raise needed capital.

Utilization of our deferred tax assets may be limited and is dependant on future taxable income.

At May 31, 2004 we have net operating loss carryforwards of approximately $21 million for federal income tax purposes that begin to expire in 2010. The Tax Reform Act of 1986 contains provisions that limit the amount of federal net operating loss carryforwards that can be used in any given year in the event of specified occurrences, including significant ownership changes. If these specified events occur, or are deemed to have occurred, we may lose some or all of the tax benefits of these carryforwards. We believe that it is likely that there have been ownership changes as defined in Internal Revenue Code Section 382 during this period of losses and therefore, a tax value computation is required to determine the applicable annual limitation applied to the utilization of the net operating loss carryforwards. While we do not believe that the limitations, if any, would impair our ability to use our net operating losses against our current forecasted taxable income for the year ending November 30, 2004, the extent of such limitations has not yet been determined. We anticipate completing a formal IRC Section 382 study and analysis prior to our 2004 fiscal year end, allowing for full disclosure of any net operating loss limitations with our year-end filings.

A valuation allowance has been recognized for the full amount of the deferred tax asset created by these carryforwards. In calculating our tax provision and assessing the likelihood that we will be able to use the deferred tax assets, we will continue to evaluate our ability to realize these deferred tax assets. As we generate taxable income for book purposes, we will realize the benefit of the deferred tax assets to offset the tax expense associated with pre-tax income, resulting in a reduced net tax expense for the period and greater net income than would normally be expected. In addition, when we determine, based on the information existing in the future, including the assessment of both positive and negative evidence and objective and subjective evidence, which takes into consideration our forecasted book and tax income, that it is more likely than not that we will realize the deferred tax assets, we will reduce or eliminate the valuation allowance on the deferred tax assets. Upon reversing the valuation allowance and recognizing the deferred tax assets, we will recognize a significant tax benefit in the fiscal year recorded and more normalized tax rates thereafter. Until then, the favorable impact of the tax benefit may distort the trends in our operating results and would impact the comparability of our results of operations with other periods. This may make our financial results appear favorably when compared to companies with similar results of operations that do not provide a valuation allowance on their net deferred tax assets.

A low stock price could result in our being de-listed from the Nasdaq National Market and subject us to regulations that could reduce our ability to raise funds.

If our stock price were to drop below $1.00 per share and remain below $1.00 per share for an extended period of time, or if we fail to maintain other Nasdaq criteria, Nasdaq may de-list our common stock from the Nasdaq National Market. In such an event, our shares could only be traded on over-the-counter bulletin board system. This method of trading could significantly impair our ability to raise new capital.

In the event that our common stock was de-listed from the Nasdaq National Market due to low stock price, we may become subject to special rules, called penny stock rules that impose additional sales practice requirements on broker-dealers who sell our common stock. The rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the SEC relating to the market for penny stocks. The broker-dealer also must disclose the commissions payable both to the broker-dealer and the registered representative and current quotations for the securities, and monthly statements must be sent disclosing recent price information.

In the event that our common stock becomes characterized as a penny stock, our market liquidity could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell our common stock and thus, the ability of purchasers in this offering to sell their common stock in the secondary market.

We do not intend to pay dividends in the foreseeable future.

We do not intend to pay any cash dividends on our common stock in the foreseeable future. Payment of such cash dividends would, in any event, be prohibited or limited under the terms of our line of credit with Comerica Bank.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates, forecasts and projections about us, our future performance, our business or others on our behalf, our beliefs and our management’s assumptions. Words such as “expect,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “believe,” “seek,” “estimate,” “should,” “may,” “assume,” “will,” “could,” “continue,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by our forward-looking statements. Reference is made in particular to forward-looking statements regarding product sales, expenses, earnings per share, liquidity and capital resources and trends. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions or otherwise.

You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended November 30, 2003 and other documents on file with the SEC. You may obtain copies of these documents as described under “Where You Can Find More Information” below.

USE OF PROCEEDS

We will not receive any proceeds from the sales by the selling shareholders of the shares of common stock offered by this prospectus.

SELLING SHAREHOLDERS

On March 22, 2004, Vermont Medical, Inc. (or Vermont Medical) acquired the shares of common stock pursuant to an Asset Purchase Agreement dated as of March 22, 2004 by and among us, Vermed, Inc., a wholly owned subsidiary, and Vermont Medical. Under the terms of the transaction, we acquired the assets and certain liabilities of the Vermed division of Vermont Medical in exchange for $12.0 million in cash and the issuance of 745,733 shares of our common stock, representing approximately $4,500,000, to Vermont Medical. Subsequent to the closing of the transaction, Vermont Medical transferred 500,000 of its shares of our common stock to RBC Capital Markets Corporation, a registered broker-dealer, for due consideration and 20,000 shares of its shares of our common stock to Richard Kalich, a shareholder and officer of Vermont Medical, as compensation for services rendered to Vermont Medical. Vermont Medical and Mr. Kalich may from time to time offer and sell up to an aggregate of 245,733 shares of our common stock held by them pursuant to this prospectus.

On June 2, 2004, Olaf Solbrig and Peter Schneider acquired the shares of our common stock that they hold pursuant to a Share Purchase Agreement dated as of April 29, 2004 by and among us, CardioDynamics Management, GmbH and Mr. Solbrig and Mr. Schneider. Under the terms of the agreement, we acquired 80% of the outstanding shares of capital stock of Medis in exchange for approximately $1.91 million in cash and the issuance of 100,000 shares of our common stock. Mr. Solbrig and Mr. Schneider may from time to time offer and sell any or all of the common stock that they hold pursuant to this prospectus.

The following table sets forth the names of the selling shareholders, the number of shares of our common stock that the selling shareholders owned prior to the offering and the number of shares of our common stock that may be offered pursuant to this prospectus.

Selling Shareholder	Shares Beneficially Owned Prior to Offering (1)		Number of Shares Being Offered for Sale	Shares Beneficially Owned After Offering (1)
	Number	Percentage		Number	Percentage
Vermont Medical, Inc.	225,733	*	225,733	0	*
Richard Kalich	20,000	*	20,000	0	*
Olaf Solbrig	85,480	*	85,480	0	*
Peter Schneider	14,520	*	14,520	0	*
Total	345,733	*	345,733	0	*

*	Less than 1% of the total shares of Common Stock issued and outstanding as of July 1, 2004

(1)	Calculated based on Rule 3d-3 of the Exchange Act, using 49,950,280 shares of common stock outstanding as of July 1, 2004.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling shareholders or the purchaser, as the case may be.

From time to time, after the effectiveness of this Registration Statement (of which this prospectus is a part), sales of shares may be effected by the selling shareholders in private negotiated transactions, at fixed or negotiated prices. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the securities registered hereunder, nor is there an underwriter or coordinating broker acting in connection with any proposed sale of shares registered hereunder by the selling shareholders. The selling shareholders may enter into such arrangements or agreements in the future.

The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer could be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, or the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, or the Exchange Act, may apply to its sales in the market.

Any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus.

When a selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

•	the name of the selling shareholder and of the participating broker-dealers;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

•	that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

We and certain of the selling shareholders have agreed to cross-indemnification in connection any certain losses, liabilities, claims, damages and expenses that may occur in connection with this offering, including liabilities under the Securities Act. We will be indemnified by the selling shareholder, to a limited extent, against certain losses, liabilities, claims, damages and expenses, including liabilities under the Securities Act in connection with the resale of the shares, or will be entitled to contribution in connection therewith.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, San Diego, California.

EXPERTS

The financial statements of CardioDynamics International Corporation as of November 30, 2003 and 2002, and for each of the years in the three-year period ended November 30, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed and will file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC public reference room:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, including CardioDynamics International Corporation, who file electronically with the SEC. The address of that site is www.sec.gov.

You may also inspect copies of these materials at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the documents listed below and any future filings made by us with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the Registration Statement of which this prospectus is a part until the sale of all of the shares of common stock that are part of this offering. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information from the date of the filing of such information. The documents that we are incorporating by reference are as follows:

•	our annual report on Form 10-K for the year ended November 30, 2003 filed with the SEC on March 1, 2004;

•	our proxy statement with respect to our 2004 annual meeting filed with the SEC on June 4, 2004;

•	our quarterly report on Form 10-Q for the fiscal quarter ended February 29, 2004 filed with the SEC on April 8, 2004;

•	our quarterly report on Form 10-Q for the fiscal quarter ended May 31, 2004 filed with the SEC on July 9, 2004;

•	our current reports on Form 8-K filed with the SEC on June 25, 2004 and June 4, 2004, two current reports on Form 8-K filed on May 14, 2004, our current report filed on Form 8-K on April 23, 2004, our current report on Form 8-K filed on April 6, 2004, and our current reports on Form 8-K filed on March 30, 2003, March 23, 2004, March 16, 2004 and March 10, 2004; and

•	the description of our common stock contained in our registration statement on Form 8-A declared effective by the SEC on April 19, 1984, including any amendments or reports filed for the purpose of updating that description.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings (other than exhibits unless such exhibits are specifically incorporated by reference therein) at no cost by writing or telephoning our investor relations department at the following address and telephone number:

CardioDynamics International Corporation

6175 Nancy Ridge Drive

San Diego, California 92121

(858) 535-0202, extension 1005